Big Rock Partners Acquisition Corp.

2645 N. Federal Highway, Suite 230

Delray Beach, FL 33483

(310) 734-2300

May 21, 2021

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Big Rock Partners Acquisition Corp.
Registration Statement on Form S-4
File No. 333-252479

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Big Rock Partners Acquisition Corp. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 2:00 p.m., Eastern Time, on May 21, 2021, or as soon thereafter as practicable.

Sincerely,

/s/ Richard Ackerman
Richard Ackerman, Chief Executive Officer